SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

For the month of March 2010	Commission File Number: 001-15014
SUN LIFE FINANCIAL INC.
(the “Company”)

(Translation of registrant’s name into English)
150 King Street West, Toronto, Ontario, M5H 1J9

(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate be check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
N/A

Exhibit

99.1	Notice of Annual Meeting and Management Information Circular
99.2	Proxy Forms
99.3	Requests for Delivery of Financial Statements
99.4	Electronic Distribution Insert
99.5	Annual Report

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc. (Registrant)
Date: March 30, 2010	By	/s/ “Thomas A. Bogart”
Thomas A. Bogart,
Executive Vice-President, Business Development and General Counsel